MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
One Financial Center
Boston, Massachusetts 02111

Michael L. Fantozzi Member	617 542 6000 617 542 2241 fax
Direct dial 617 348 1640 MLFantozzi@mintz.com

        September 8, 2005

Via EDGAR and Overnight Mail

Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628
Attn: Filing Desk

  Re:
  Fastclick, Inc.
  Schedule 14D-9 filed on August 24, 2005
  SEC File No. 005-80942

Ladies and Gentlemen:

On behalf of Fastclick, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 (the "Amendment") to the Company's Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Commission on August 24, 2005 (the "Schedule 14D-9"). Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated September 2, 2005 from Daniel F. Duchovny. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to each of Nicholas Panos and Mr. Duchonvy of the Commission.

Schedule 14D-9

General

1.
Comment:    Refer to the filing made pursuant to Rule 425 on August 24, 2005. We note your reference to Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in that federal act do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that the company will avoid using this statement in all future tender offer materials.

Boston Washington Reston New York Stamford Los Angeles London

  Response:    The Commission's comment is noted and the Company confirms that it will avoid using this statement in all future tender offer materials.

2.
Comment:    We also note the statement that Fastclick disclaims any obligation to update or revise the information contained in any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule 14D-9 and your obligations under Rule 14d-6 (c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the company will avoid using this statement in all future tender offer materials.

  Response:    The Commission's comment is noted and the Company confirms that it will avoid using this statement in all future tender offer materials.

Past Contracts, Transactions—Company Stock Options, page 4

3.
Comment:    Please revise the sections "Company Stock Options" and "Other Change of Control Arrangements" to quantify the value to be realized by your officers and directors as a result of the acceleration of the vesting of options and the value of any change of control payments that your officers may receive as a result of the change of control that the current transaction will effect.

  Response:    In response to this comment, the Company has revised the disclosure under "Company Stock Options" and "Other Change of Control Arrangements" to quantify the value of the potential acceleration of vesting and change of control payments.

The Solicitation or Recommendation—Background of the Offer, page 8

4.
Comment:    Please disclose the possible exchange ratio discussed during the July 1, 2005 discussion described in the second full paragraph of page 12.

  Response:    In response to the comment, the Company has revised the disclosure to include the possible exchange ratio discussed during the July 1, 2005 discussion.

5.
Comment:    Refer to the preliminary contacts with six other potential merger partners described in the penultimate paragraph on page 11. Please explain why none of those six parties chose to proceed with a transaction with you. Similarly, explain why the sixth potential merger partner was unable to consider a transaction "anytime soon," as disclosed in the last paragraph of page 12.

  Response:    In response to this comment, the Company has revised the disclosure to explain why none of the six parties chose to proceed with a transaction and why the sixth potential merger partner was unable to consider a transaction "anytime soon."

6.
Comment:    Refer to the penultimate paragraph on page 12. Please revise to expand your disclosure with respect to the discussions described rather than simply state that discussions took place.

  Response:    In response to this comment, the Company has revised the disclosure to describe the discussions rather than simply stating that discussions took place.

7.
Comment:    Please revise your disclosure to explain the reference to Rule 145 affiliate letters on page 15.

  Response:    In response to this comment, the Company has revised the disclosure to describe the Rule 145 affiliate letters.

8.
Comment:    Expand your disclosure to describe the negotiation of the shareholder exchange agreements first drafted on July 25, 2005.

  Response:    In response to this comment, the Company has revised the disclosure to describe the negotiation of the shareholder exchange agreements.

The Solicitation or Recommendation—Reasons for the Recommendation, page 7

9.
Comment:    We note that the exchange agreements with your two largest security holders provides for a termination fee of $6.5 million payable by those security holders if the exchange agreements are terminated (page 3 of your Schedule 14D-9). We also note that three of your directors appear to be affiliated with those large security holders. Please disclose the effect on the board's consideration of the transaction of this agreement. Did your board consider this a positive factor in its determination to recommend that security holders tender their securities?

  Response:    In response to this comment, the Company has revised the disclosure to describe the Board's consideration of the termination fee provisions of the exchange agreements with the Company's two largest security holders.

Reasons for the Board's Recommendation, page 17

10.
Comment:    The disclosure in this section refers to a wide variety of factors considered by the Board and its advisors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board's decision to recommend that the security holders accept the offer.

  Response:    In response to this comment, the Company has revised the disclosure to clarify and detail the reasons for the Board's recommendation.

11.
Comment:    Each person making a solicitation or recommendation must discuss in reasonable detail the reasons upon which their position is based. Conclusory statements or the listing of generalized areas of consideration are not considered sufficient disclosure. See Item 1012(b) of Regulation M-A. Fastclick must, at a minimum, amend their unqualified identification of the information considered to describe the import or the utility of the statements made.

  Response:    In response to this comment, the Company has revised the disclosure to clarify and detail the reasons for the Board's recommendation.

Opinion of the Company's Financial Advisor

12.
Comment:    Please disclose whether Thomas Weisel Partners provided a report to your board of directors. If so, please provide us a copy supplementally.

  Response:    In response to this comment, the Company has revised the disclosure to state that Thomas Weisel Partners presented its fairness presentation to the Company's Board. The Company will provide the Commission a copy of the report supplementally.

Publicly Traded Comparable Company Analysis, page 20

13.
Comment:    Please disclose the data underlying the analysis results for all analyses conducted by Thomas Weisel Partners and described in this statement. Similarly, explain the meaning and significance of using the first and third quartile in the financial advisor's analyses.

  Response:    The Company supplementally informs the Commission that the data underlying the analyses conducted by Thomas Weisel Partners is included in the Presentation to the Company's Board of Directors Regarding Fairness of the Proposed Merger Consideration, dated August 10, 2005, which is being supplementally provided to the Commission in response to Comment 12. In certain of its valuation analyses (including the Comparable Public Company Analysis, the Comparable Transactions Analysis and the Premiums Paid Analysis), Thomas Weisel Partners assembled relevant data regarding comparable companies and transactions, then used statistical interpolation to divide the probability distribution of that data into four equal areas. Thomas Weisel Partners focused its analysis on the first quartile, the median, the mean and the third quartile of the selected data, which it considered to be the most statistically relevant data and highlighted that analysis in its presentation to the the Company's Board. For purposes of determining relevant ranges of implied values of the Company and implied exchange ratios, Thomas Weisel Partners further narrowed the focus of its analysis to the ranges implied by the data from the first quartile to the mean for the Comparable Public Company and Comparable Transaction analyses based on its view of relative market positioning of the Company's business and prospects versus its peer group.

14.
Comment:    We note that the majority of the results of this analysis and the comparable transaction analysis and all of the results in the contribution analysis reflect an exchange ratio higher than the exchange ratio agreed upon with Valueclick. Explain how the financial advisor was able to make its fairness determination in light of those analysis results.

  Response:    The Company supplementally informs the Commission that as set forth in the disclosure concerning Thomas Weisel Partners analyses on page 25 of the Schedule 14D-9, the description of Thomas Weisel Partners fairness opinion and valuation analyses is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners. As noted in the Schedule 14D-9 disclosure, Thomas Weisel Partners believes that its analyses and the summary set forth in the Schedule 14D-9 must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Company's Board. As further noted in such disclosure, Thomas Weisel Partners may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. In performing its valuation analyses and concluding that the proposed merger consideration was within the range of fairness from a financial point of view, Thomas Weisel Partners gave particular weight in the Publicly Traded Comparable Company Analysis to the range of exchange ratios implied by the estimated earnings growth rate (or P/E/G) for 2006, because Thomas Weisel Partners determined that, for a company such as the Company operating in the high-growth online marketing services sector, this was the most important comparable company valuation metric. Thomas Weisel Partners notes that the exchange ratio implied by the estimated earnings growth rate (or P/E/G) for 2006 was well below the exchange ratio agreed upon with ValueClick. Thomas Weisel Partners also gave greater weight to the Discounted Cash Flow Analysis, because such analysis assesses the intrinsic value of the business. In addition, Thomas Weisel Partners gave greater weight to the Exchange Ratio Premiums Paid Analysis, because the Company's stockholders were receiving ValueClick's stock in the transaction as opposed to cash and, as such, Thomas Weisel Partners considered these the more relevant analyses. The exchange ratio agreed upon by ValueClick and the Company falls within the ranges of exchange ratios implied by the Discounted Cash Flow Analysis and the Exchange Ratio Premiums Paid Analysis. In its presentation to the Company's Board, Thomas Weisel Partners also described certain valuation analyses of ValueClick which it had performed (including a Publicly Traded Comparable Companies Analysis and a Discounted Cash Flow Analysis) and noted that certain of these valuation analyses implied a range of values for ValueClick in excess of its then-current stock price. Thomas Weisel Partners noted that, because ValueClick's stock price might be undervalued, the consideration to be received by the Company's stockholders in the exchange offer and the merger might be undervalued, which further supports Thomas Weisel Partners analysis that such consideration was within the range of fairness from a financial point of view.

  While, as the Commission has noted, certain of the valuation analyses performed by Thomas Weisel Partners, imply a range of exchange ratios that is higher than the exchange ratio agreed upon between the Company and ValueClick, Thomas Weisel Partners believes that the valuation analyses performed, taken in their entirety and giving greater weight to those analyses which Thomas Weisel Partners in its judgment considered more relevant, provided an adequate basis for Thomas Weisel Partners to conclude that, as of the date of its opinion, the consideration proposed to be received by the Company's stockholders in the exchange offer and in the merger was fair to such stockholders from a financial point of view.

Closing Information

The Company understands that the Commission may have additional comments after reviewing the Amendment and this letter. In addition, the Company acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14D-9 and Amendment;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14D-9 and Amendment; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  *    *    *    *    *

We hope that the above responses and the related revisions included in the Amendment will be acceptable to the Commission. Please do not hesitate to call Richard R. Kelly, Esq. or Michael L.

Fantozzi, Esq. of this firm at (617) 542-6000 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

Very truly yours,
/s/ MICHAEL L. FANTOZZI Michael L. Fantozzi, Esq.

cc:	Securities and Exchange Commission Daniel F. Duchovny Nicholas Panos
Fastclick, Inc. Kurt A. Johnson Fred J. Krupica
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Richard R. Kelly, Esq. Daniel T. Kajunski, Esq.
ValueClick, Inc. James R. Zarley Scott P. Barlow
Gibson, Dunn & Crutcher LLP Bradford P. Weirick, Esq. Joshua A. Kreinberg, Esq. Rayan R. Joshi, Esq.